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                           March 14, 2024

       Robert McAllister
       Principal Executive Officer
       Enertopia Corp.
       1873 Spall Rd. #7
       Kelowna, British Columbia
       Canada, V1Y4R2

                                                        Re: Enertopia Corp.
                                                            Form 10-K/A for the
Fiscal Year ended August 31, 2023
                                                            Filed February 1,
2024
                                                            File No. 000-51866

       Dear Robert McAllister:

              We have reviewed your March 12, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 11, 2024 letter.

       Form 10-K/A for the Fiscal Year ended August 31, 2023

       Properties, page 12

   1. We note that you provided a technical report summary in response to prior comment one and proposed
additional disclosures in response to prior comment two, which are incremental to the
proposed disclosures in your February 27, 2024 responses to comments two and four. Please
proceed with filing your amendment to the August 31, 2023 Form
                                                        10-K, to include the
revisions proposed in your February 27, 2024 and March 12, 2024 response letters and to
include the technical report summary as Exhibit 96.

                                                        Please include updated
officer certifications along with your amendment to comply with
                                                        Item 601(b)(32) of
Regulation S-K and Rule 12b-15 of Regulation 12B.
 Robert McAllister
Enertopia Corp.
March 14, 2024
Page 2

       Please contact John Coleman at 202-551-3610 or Karl Hiller at 202-551-3686 if you have questions regarding comments.



FirstName LastNameRobert McAllister                      Sincerely,
Comapany NameEnertopia Corp.
                                                         Division of
Corporation Finance
March 14, 2024 Page 2                                    Office of Energy &
Transportation
FirstName LastName